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                               Open Solutions Inc.
                             300 Winding Brook Drive
                         Glastonbury, Connecticut 06033



                                     August 28, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Open Solutions Inc.
                  Rule 477 Application for Withdrawal
                  Registration Statement on Form S-1 (File No. 333-32804)

Ladies and Gentlemen:

         Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, Open Solutions Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form S-1 (File No. 333-32804).

         The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in that Registration Statement at this time. The Company confirms that no securities of the Company have been sold under the Registration Statement.

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (860) 652-3155 or John A. Burgess, of Hale and Dorr LLP, the Company's outside counsel, at
(617) 526-6000.

                                     Sincerely,

                                     OPEN SOLUTIONS INC.

                                     /s/ Louis Hernandez, Jr.

                                     By: Louis Hernandez, Jr.
                                     Title: Chairman and Chief Executive Officer